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                                                                 Exhibit(a)(37)


CONTACTS:        THOMAS E. HOPPIN           ROBERT FORT
                 CSX CORPORATION            NORFOLK SOUTHERN CORPORATION
                 804-782-1450               757-629-2710

FOR IMMEDIATE RELEASE

               CSX, NORFOLK SOUTHERN AGREE ON DIVISION OF CONRAIL;
              JOINT ACQUISITION AND JOINT STB APPLICATION ALSO SET

RICHMOND and NORFOLK, Va. - April 8, 1997 - CSX Corporation (NYSE: CSX) and Norfolk Southern Corporation (NYSE: NSC) today announced that they have reached agreement on a division of the routes and assets of Conrail Inc.

         The two companies said they will form a jointly owned entity to acquire all outstanding shares of Conrail for $115 in cash per share. Norfolk Southern will contribute $5.9 billion for its 58 percent share of the acquisition and CSX will contribute $4.3 billion for its 42 percent share. The totals include amounts previously spent by Norfolk Southern and CSX to acquire Conrail shares.

         The companies also said they will file a joint application with the Surface Transportation Board in June seeking approval of the Conrail acquisition and division.

         CSX's pending tender offer for the remaining shares of Conrail will be amended to include Norfolk Southern and will be extended to May 23, 1997. The shares purchased in the offer will be placed in a joint voting trust pending STB approval of the proposed transaction.

         As part of the agreement, CSX and Norfolk Southern will move to dismiss all pending litigation between the two companies.

         Norfolk Southern and CSX said the plan will create balanced competition in the East, restore rail competition in regions now served only by Conrail, and improve service to customers.

         The result will be two strong competitors that will provide single-line service between the New York metropolitan area and Chicago, between New York and St. Louis and between the New York area and markets to the south and southwest. Implementation of the plan is expected to bring new business and new jobs to the rail industry and the regions now served by both companies.

         The companies said they are confident the plan will earn support from customers and the public, and are hopeful the STB will consider the joint application on an expedited schedule.

         Under the plan, Norfolk Southern and CSX will divide all of Conrail's principal routes, which form an "X" crossing in Ohio, with each railroad operating two of the four legs of the "X". Norfolk Southern will obtain about 58 percent of Conrail and CSX about 42 percent, based on the revenues generated by Conrail's lines and facilities in 1995.

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         In arriving at the proposed division, the companies focused on producing the best fit with their existing systems and optimizing service to customers.

         CSX will operate the legs between Boston and Cleveland through Albany and Buffalo with connecting lines to Montreal, New York and New Jersey and between Cleveland and St. Louis (former New York Central mainlines). In addition, CSX will operate Conrail's line connecting New York and Philadelphia (a former Reading line) and the line that connects Crestline, Ohio and Chicago, a portion of which west of Fort Wayne, Ind., now is owned by Norfolk Southern. CSX will also operate the line between Toledo and Columbus, Ohio.

         Norfolk Southern will operate legs of the "X" between Chicago and Cleveland (a former New York Central mainline) and the Conrail line between Cleveland and northern New Jersey via Pittsburgh and Harrisburg (mostly the former Pennsylvania Railroad mainline). In addition, Norfolk Southern will operate the Conrail line serving the metropolitan New York area between northern New Jersey and Buffalo through Binghamton, N.Y., (former Erie Lackawanna) and another between Buffalo and Harrisburg, Pa.

         Norfolk Southern will operate most Conrail lines in Michigan, Maryland, Delaware and Pennsylvania. It also will operate the routes between Toledo and Detroit, Columbus and Cincinnati and between Columbus and Charleston, W. Va.

         Norfolk Southern and CSX jointly will operate Conrail assets in major terminal areas such as Detroit and northern and southern New Jersey. The two companies also will share access to certain lines in Philadelphia and Indianapolis, and to the rail lines serving the Monongahela coal fields in southwestern Pennsylvania.

         The joint STB application will address traffic flows, terminal operations and related matters; outline the capital investments each company plans to make in new connections and facilities and to increase capacity on critical routes; and detail operating savings and other public benefits resulting from the transaction. Norfolk Southern and CSX will jointly solve the few "2-to-1" points created by their division of Conrail.

         CSX Corporation, headquartered in Richmond, Va., is an international transportation company offering a variety of rail, container-shipping, intermodal, trucking, barge and contract logistics management services. The company's 18,000 route-mile rail system links 20 states to the East and Midwest.

         Norfolk Southern is a Virginia-based holding company with headquarters in Norfolk, Va. It owns a major freight railroad, Norfolk Southern Railway Company, which operates more than 14,300 miles of road in 20 states primarily in the Southeast and Midwest, and the Province of Ontario, Canada. The corporation also owns North American Van Lines, Inc., and Pocahontas Land Corporation, a natural resources company.

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         Note: Maps showing the proposed division of Conrail are available on the World Wide Web sites of CSX and Norfolk Southern.

         (Norfolk Southern: http://www.nscorp.com; CSX: http://www.csx.com)